State of Indiana
Office of the Secretary of State

Certificate of Incorporation
of
LAEGACY INC.

I, CONNIE LAWSON, Secretary of State, hereby certify that Articles of Incorporation of the above Domestic For-Profit Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Code.

NOW, THEREFORE, with this document I certify that said transaction will become effective Wednesday, March 04, 2020.



In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, March 04, 2020.

CONNIE LAWSON
SECRETARY OF STATE

202003041378178 / 8539790

To ensure the certificate's validity, go to https://bsd.sos.in.gov/PublicBusinessSearch

APPROVED AND FILED
CONNIE LAWSON
INDIANA SECRETARY OF STATE
03/04/2020 11:43 AM

ARTICLES OF INCORPORATION

Formed pursuant to the provisions of the Indiana Code.

ARTICLE I - NAME AND PRINCIPAL OFFICE ADDRESS

BUSINESS ID	202003041378178
BUSINESS TYPE	Domestic For-Profit Corporation
BUSINESS NAME	LAEGACY INC.
PRINCIPAL OFFICE ADDRESS	None

ARTICLE II - REGISTERED OFFICE AND ADDRESS

REGISTERED AGENT TYPE	Business Commercial Registered Agent
NAME	GUTWEIN RAS LLC
ADDRESS	250 Main Street, Suite 590, Lafayette, IN, 47901, USA

ARTICLE III - PERIOD OF DURATION AND EFFECTIVE DATE

PERIOD OF DURATION	Perpetual
EFFECTIVE DATE	03/04/2020
EFFECTIVE TIME	11:31AM

ARTICLE IV - PRINCIPAL(S)

No Principal on record.

ARTICLE V - INCORPORATOR(S)

NAME	Audrey Wessel
ADDRESS	250 Main Street, Suite 590, Lafayette, IN, 47901, USA

ARTICLE VI - GENERAL INFORMATION

AUTHORIZED SHARES	10000000

SIGNATURE

THE SIGNATOR(S) REPRESENTS THAT THE REGISTERED AGENT NAMED IN THE APPLICATION HAS CONSENTED TO THE APPOINTMENT OF REGISTERED AGENT.

THE UNDERSIGNED, DESIRING TO FORM A CORPORATION PURSUANT TO THE PROVISIONS OF THE INDIANA BUSINESS CORPORATION LAW AS AMENDED, EXECUTES THESE ARTICLES OF INCORPORATION.

IN WITNESS WHEREOF, THE UNDERSIGNED HEREBY VERIFIES, SUBJECT TO THE PENALTIES OF PERJURY, THAT THE STATEMENTS CONTAINED HEREIN ARE TRUE, THIS DAY **March 4**, **2020**.

SIGNATURE	Audrey Wessel
TITLE	Legal Representative

Business ID : 202003041378178

Filing No :   8539790

SALE AND TRANSFER OF STOCK

Sale or transfer of stock of the Corporation will be subject to preemptive and other rights set out in the Bylaws of the Corporation and, if applicable, to any other agreement regarding the sale or transfer of stock of the Corporation.

INDEMNIFICATION

The Corporation shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an Incorporator, Shareholder, Director, or officer of the Corporation, or is or was serving at the request of the Corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, or proceeding if the Directors determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation, and with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SHARES

The total number of shares, which the Corporation is authorized is ten million (10,000,000).

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